Exhibit 1


Holtzman Opportunity Fund, L.P.
100 N. Wilkes Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702
570-822-6277

VIA FEDERAL EXPRESS

April 17, 2008

Christopher J. Ryan
President & Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Avenue, Suite 7
Ronkonkoma, NY  11779

Dear Chris:

Needless to say, after reviewing your recent press releases, we were disheartened by your mischaracterization of the discussions that took place between you, my associate Efrem Gerszberg, and me.

As you know, we had numerous discussions about ways to enhance shareholder value. As a matter of fact, we introduced you to an investment banker and accompanied you to the meeting with the banker. At that time, you expressed your appreciation to us for the introduction and our taking the time to do so. This was done in an effort to exchange ideas about one of many strategic opportunities, which you now liken to bullying.

We asked for Board representation, which you refused. We are confident that we can help the company, and in an attempt to compromise, we said we would be willing to settle for observer status, but you denied that request. I am truly puzzled as to why that is not acceptable, since observer status has no right to vote on issues before the Board.

Although you claim to be constructive, management has given little consideration to our suggestions, as shown by your October 18, 2007 response to our letter of September 6, 2007, both of which are attached and are in stark contrast to your recent mischaracterizations.

The fact remains that the current Board's ownership is concentrated in two directors, neither of which are independent. Collectively, Holtzman Opportunity Fund, LP and I own 395,661 shares, which equals approximately
7.27 % of the outstanding common stock of Lakeland.

We have been involved with many companies that have invited large independent shareholders onto the board. This is an opportunity for you to be constructive and avoid a costly contest by granting our reasonable request for a single seat on the Company's Board of Directors so we can work together jointly to enhance value for all shareholders of Lakeland.

We have no interest in disrupting or diverting attention from management's task at hand, which should be enhancing shareholder value. We believe the Company would benefit from our assistance, which we again offer in the spirit of cooperation.

Incidentally, your criticism of my performance at Casual Male Retail
Group, Inc. is very misleading. When we took over the company, the market cap was under $18 million, and it was a completely different company than it is today. We transformed Casual Male into the leading mens' big and tall apparel retailer, and the company currently has a market cap of approximately $180 million. In addition, George Foreman Enterprises, Inc. is also a completely different company today than it was when I joined the Board of Directors. I have assisted various public companies in enhancing shareholder value, a recent one being Web.com, Inc. I just want to set the record straight.

						Sincerely,


						Seymour Holtzman
SH/jmq
Enclosures



Holtzman Opportunity Fund, L.P.
100 N. Wilkes Barre Blvd., 4th Floor
Wilkes-Barre, PA 18702
570-822-6277


VIA FEDERAL EXPRESS

September 6, 2007

Mr. Chris Ryan
President & Chief Executive Officer
Lakeland Industries, Inc.
701 Koehler Avenue, Suite 7
Ronkonkoma, NY  11779

Dear Mr. Ryan:

The Holtzman Opportunity Fund, L.P. ("Fund") and I own, collectively, 395,661 shares of common stock of Lakeland
Industries, Inc. (the "Company"). This ownership represents approximately 7.2% of the common shares outstanding.
I have reviewed the operating and financial results of the Company for 2006 as well as the first two quarters of 2007.
Although the Company has maintained a dominant position in its business niche, in my opinion, the financial results have been extremely disappointing. This year, the Company's stock price is down approximately 14% while the NASDAQ is up 7.5%.
Furthermore, by its own admission, the Company's growth initiatives will take years to be financially meaningful.
While I am disappointed in the results, I continue to believe that the Company's assets are valuable and under-utilized. It was for this reason that I arranged the meeting for you this past May with a prominent investment banking firm. At that time, the investment banker indicated a "takeout value" of $17-$22 per share. To my knowledge, you have not even had the courtesy to return a call to the investment banker. As far as I am concerned, this is empirical evidence that you do not intend to pursue an alternative that may substantially increase shareholder value.
I believe that I speak for concerned shareholders when I urge you to hire an investment banker to explore strategic alternatives. Unfortunately, I have no faith in the current Board of Directors' ability to oversee such a process. Previously, you refused our request to have a seat on the Board, despite the fact that collectively, the Fund and I represent one of the largest holdings in the Company.
Sincerely,

Seymour Holtzman
Fund Manager
SH/jmq


[Lakeland Industries, Inc. letterhead]

October 18, 2007

Seymour Holtzman
Holtzman Opportunity Fund, L.P.
100 North Wilkes Barre Blvd.
Wilkes Barre, PA  18702

Dear Seymour,

I am responding to your letter of September 6, 2007. In the interim, Steve Bachelder and I have been trading e-mails with Efrem to get communications straightened out before I responded.

Lakeland, as you know, is a "microcap" that has historically been thinly traded. It has had numerous institutional holders that have a long-term, value-oriented philosophy and those investors have been well rewarded over time.

You, on the other hand, would seem to have a rather different philosophy. In March 2007 you filed a 13-D, in April you asked for a Board seat, and in May asked us to visit investment bankers whose agenda it turned out was not too different than what we were already exploring with our own investment bank and commercial bank for more than a year now, but seemingly different in the do it immediately approach. We are looking to maximize value, not a fire sale.

We appreciate your interest and are happy to hear your ideas. However, we have explored (and continue to explore) all of the possibilities ourselves with our own investment bank who knows our strengths and weaknesses intimately and who we have worked with for four years now, but based on the complex relationship we have with DuPont, executing them as a practical matter is not such an easy proposition. That being said, if you have a specific buyer willing to pay $17 to $22 a share, we would, of course, be interested in exploring further and would be willing to compensate based on the Lehman formula.

Very truly yours,

/s/  CHRISTOPHER J. RYAN

Christopher J. Ryan